UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20594


                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934


                                (Amendment No.     )*



                       Plasma & Materials Technologies, Inc.

                                  (Name of Issuer)

                                    Common Stock

                           (Title of Class of Securities)

                                     72753M109

                                   (CUSIP Number)


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      1   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          The Capital Group Companies, Inc.
          86-0206507

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)
                                                                 (b)

      3   SEC USE ONLY



      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                   5   SOLE VOTING POWER

                       280,000

      NUMBER OF    6   SHARED VOTING POWER
        SHARES
     BENEFICIALL       NONE
      Y OWNED BY
         EACH      7   SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH       1,368,510

                   8   SHARED DISPOSITIVE POWER

                       NONE

      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,368,510      Beneficial ownership disclaimed pursuant to Rule 13d-4

      10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          9.3%

      12  TYPE OF REPORTING PERSON*

          HC

                        * SEE INSTRUCTION BEFORE FILLING OUT!

      1   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Capital Guardian Trust Company
          95-2553868

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)
                                                                 (b)

      3   SEC USE ONLY



      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          California

                   5   SOLE VOTING POWER

                       280,000

      NUMBER OF    6   SHARED VOTING POWER
        SHARES
     BENEFICIALL       NONE
      Y OWNED BY
         EACH      7   SOLE DISPOSITIVE POWER
      REPORTING
     PERSON WITH       911,680

                   8   SHARED DISPOSITIVE POWER

                       NONE

      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          911,680        Beneficial ownership disclaimed pursuant to Rule 13d-4

      10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*



      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.2%

      12  TYPE OF REPORTING PERSON*

          BK

                        * SEE INSTRUCTION BEFORE FILLING OUT!

                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                    Schedule 13G
                      Under the Securities Exchange Act of 1934


     Amendment No.

     Item 1(a) Name of Issuer:
            Plasma & Materials Technologies, Inc.

     Item 1(b) Address of Issuer's Principal Executive Offices:
            9255 Deering Avenue
            Chatsworth, Ca 91311

     Item 2(a) Name of Person(s) Filing:
            The Capital Group Companies, Inc., Capital Guardian Trust Company

     Item 2(b) Address of Principal Business Office:
            333 South Hope Street
            Los Angeles, CA  90071

     Item 2(c) Citizenship:   N/A

     Item 2(d) Title of Class of Securities:
            Common Stock

     Item 2(e) CUSIP Number:
            72753M109

     Item 3 The person(s) filing is(are):

            (b)  [X]     Bank as defined in Section 3(a)(6) of the Act.
            (g)  [X]     Parent Holding Company in accordance with Section
                 240.13d-1(b)(1)(ii)(G).

     Item 4 Ownership

            The Capital Group Companies, Inc., is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in this Schedule 13G. The investment management companies, which include a "bank" as defined in Section 3(a)6 of the Securities Exchange Act of 1934 (the "Act") and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. The Capital Group Companies, Inc. does not have investment power or voting power over any of the securities reported herein; however, The Capital Group Companies, Inc., may be deemed to "beneficially own" such securities by virtue of Rule 13d-3 under the Act.


            Capital Guardian Trust Company, a bank as defined in Section 3(a)6 of the Act and a wholly owned subsidiary of The Capital Group Companies, Inc., is the beneficial owner of 911,680 shares or 6.2% of the 14,739,710 shares of Common Stock believed to be outstanding as a result of its serving as the investment manager of various institutional accounts.

            The remaining shares reported as being beneficially owned by The Capital Group Companies, Inc. are beneficially owned by other subsidiaries of The Capital Group Companies, Inc. listed under item 7, none of which by itself owns 5% or more of the outstanding securities.

     Item 5 Ownership of 5% or Less of a Class: [ ]

     Item 6 Ownership of More than 5% on Behalf of Another Person: N/A

     Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

          1. Capital Research and Management Company is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940 and is a wholly owned subsidiary of The Capital Group Companies, Inc.

            2. Capital Guardian Trust Company is a bank as defined in Section
               3(a)(6) of the Act and a wholly owned subsidiary of The Capital Group Companies, Inc.

            3. Capital International Research and Management, Inc. dba Capital
               International, Inc. is an Investment Adviser registered under
               Section 203 of the Investment Adviser Act of 1940 and is a wholly owned subsidiary of Capital Group International, Inc. which is a wholly owned subsidiary of The Capital Group Companies, Inc.


     Item 8 Identification and Classification of Members of the Group:  N/A

     Item 9 Notice of Dissolution of the Group:  N/A

     Item 10Certification

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

            Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


             Date:    February 10, 1997

             Signatu  *Larry P. Clemmensen
             re:

             Name/Ti  Larry P. Clemmensen, President
             tle:

                      The Capital Group Companies, Inc.


             Date:    February 10, 1997

             Signatu  *David I. Fisher
             re:

             Name/Ti  David I. Fisher, Vice Chairman
             tle:

                      Capital Guardian Trust Company




             *By

                    James P. Ryan
                    Attorney-in-fact

                    Signed pursuant to a Power of Attorney dated April 29
                    1996 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by The Capital Group Companies, Inc. on May 8, 1996 with respect to
                    AnnTaylor Stores Corporation.

                                      AGREEMENT

                                   Los Angeles, CA
                                  February 10, 1997

       The Capital Group Companies, Inc. ("CGC") and Capital Guardian Trust Company ("CGTC") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of Common Stock issued by Plasma & Materials Technologies, Inc.

       CGC and CGTC state that they are each entitled to individually use
     Schedule 13G pursuant to Rule 13d-1(c) of the Act.

       CGC and CGTC are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                               THE CAPITAL GROUP COMPANIES, INC.

                               BY:  *Larry P. Clemmensen

                                    Larry P. Clemmensen, President
                                    The Capital Group Companies,
                                    Inc.


                               CAPITAL GUARDIAN TRUST COMPANY

                                    *David I. Fisher
                               BY:  David I. Fisher, Vice Chairman
                                    Capital Guardian Trust Company


     *By

          James P. Ryan
          Attorney-in-fact

          Signed pursuant to a Power of Attorney dated April 29, 1996 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by The Capital Group Companies, Inc. on May 8, 1996 with respect to AnnTaylor Stores Corporation.